================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                            VIISAGE TECHNOLOGY, INC.
                                (Name of Issuer)


COMMON STOCK, $0.001 PAR VALUE                                    92675K 20 5
(Title of class of securities)                                  (CUSIP number)


                           ASTON CAPITAL PARTNERS L.P
                         C/O L-1 INVESTMENT PARTNERS LLC
                        177 BROAD ST., STAMFORD, CT 06901

                                 with copies to:

                              MARITA MAKINEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000

           (Name, address and telephone number of person authorized to receive notices and communications)


                                DECEMBER 16, 2005
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

================================================================================

------------------- -------------------------------------------------- -----------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Aston Capital Partners L.P.

------------------- -------------------------------------------------- -----------------------------------------------------------
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- -------------------------------------------------- -----------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [ ]
                                                                       (b) [X](1)
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                                                                                           OO

------------------- --------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [ ]
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                Delaware

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                       0
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                             8,233,447
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                                  0
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                        8,233,447

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                          8,233,447(2)

------------------- --------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]

------------------- --------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                    27.60%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          PN

------------------- -------------------------------------------------- -----------------------------------------------------------



-----------------------
(1) The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Assuming exercise of all currently exercisable warrants to purchase Viisage
Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.



                                       2

------------------- -------------------------------------------------- -----------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Aston Capital Partners GP LLC

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- -------------------------------------------------------------------- -----------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                                         (b) [X](3)
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                                                                                           OO

------------------- -------------------------------------------------------------------- -----------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [ ]
                    TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                Delaware

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                       0
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                             8,233,447
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                                  0
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                        8,233,447

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                         8,233,447(4)

------------------- -------------------------------------------------------------------- -----------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]

------------------- -------------------------------------------------------------------- -----------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                    27.60%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- -------------------------------------------------- -----------------------------------------------------------




-----------------------
(3) The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(4) Assuming exercise of all currently exercisable warrants to purchase Viisage
Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.


                                       3

------------------- -------------------------------------------------- -----------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          L-1 Investment Partners LLC

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- -------------------------------------------------------------------- -----------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                                         (b) [X](5)
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                                                                                           OO

------------------- --------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [ ]
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                Delaware

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                       0
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                             8,513,447
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                                  0
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                        8,513,447

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                         8,513,447(6)

------------------- --------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]

------------------- --------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                    28.54%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- -------------------------------------------------- -----------------------------------------------------------



-----------------------
(5) The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(6) Assuming exercise of all currently exercisable warrants to purchase Viisage
Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.


                                       4

------------------- -------------------------------------------------- -----------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Robert V. LaPenta

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- -------------------------------------------------------------------- -----------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                                         (b) [X](7)
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                                                                                           OO

------------------- -------------------------------------------------------------------- -----------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [ ]
                    TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                Delaware

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                  96,000
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                             8,513,447
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                             96,000
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                        8,513,447

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                         8,609,447(8)

------------------- -------------------------------------------------------------------- -----------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [ ]

------------------- -------------------------------------------------------------------- -----------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                    28.86%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -----------------------------------------------------------




-----------------------
(7) The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(8) Assuming exercise of all currently exercisable warrants to purchase Viisage
Common Stock beneficially owned by such reporting person.


                                       5

------------------- -------------------------------------------------- -----------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          James A. DePalma

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- -------------------------------------------------------------------- -----------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                                         (b) [X](9)
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                                                                                           OO

------------------- -------------------------------------------------------------------- -----------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [ ]
                    TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                Delaware

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                   3,944
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                             8,513,447
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                              3,944
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                        8,513,447

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                         8,517,391(10)

------------------- -------------------------------------------------------------------- -----------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                          [ ]
                    SHARES:

------------------- -------------------------------------------------------------------- -----------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   28.56%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -----------------------------------------------------------




-----------------------
(9) The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(10) Assuming exercise of all currently exercisable warrants to purchase Viisage
Common Stock beneficially owned by such reporting person.


                                       6

------------------- -------------------------------------------------- -----------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Joseph S. Paresi

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- -------------------------------------------------------------------- -----------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                                         (b) [X](11)
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                                                                                           OO

------------------- -------------------------------------------------------------------- -----------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [ ]
                    TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                Delaware

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                   4,000
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                             8,513,447
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                              4,000
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                        8,513,447

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                        8,517,447(12)

------------------- -------------------------------------------------------------------- -----------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [ ]

------------------- -------------------------------------------------------------------- -----------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                    28.56%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -----------------------------------------------------------



---------------------
(11) The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(12) Assuming exercise of all currently exercisable warrants to purchase Viisage
Common Stock beneficially owned by such reporting person.


                                       7

------------------- -------------------------------------------------- -----------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Doni L. Fordyce

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- -------------------------------------------------------------------- -----------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                                         (b) [X](13)
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                                                                                           OO

------------------- -------------------------------------------------------------------- -----------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [ ]
                    TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                Delaware

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                       0
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                             8,513,447
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                                  0
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                        8,513,447

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                        8,513,447(14)

------------------- -------------------------------------------------------------------- -----------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [ ]

------------------- -------------------------------------------------------------------- -----------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   28.54%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -----------------------------------------------------------



-----------------------
(13) The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(14) Assuming exercise of all currently exercisable warrants to purchase Viisage Common Stock beneficially owned by such reporting person.

           Item 1.   Security and Issuer.

           This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, $0.001 par value per share ("Viisage Common Stock") of Viisage Technology, Inc., a Delaware corporation ("Viisage"). The principal executive offices of Viisage are located at 296 Concord Road Billerica, MA 01821.

           Item 2.   Identity and Background

           This Schedule 13D is filed by the following persons:

           Aston Capital Partners L.P. ("Aston");

           Aston Capital Partners GP LLC ("Aston GP");

           L-1 Investment Partners LLC ("L-1");

           Mr. Robert V. LaPenta ("LaPenta");

           Mr. James A. DePalma ("DePalma");

           Mr. Joseph S. Paresi ("Paresi");

           Ms. Doni L. Fordyce ("Fordyce").

           Each of Aston LP, Aston GP, L-1, LaPenta, DePalma, Paresi and Fordyce are referred to herein as a "Reporting Person" and collectively as "Reporting Persons".

           Aston is a Delaware private investment limited partnership, whose purpose is to invest primarily in companies that focus on utilizing biometric enabling technologies to provide identification/authentication security solutions as well as related law enforcement security technologies and related industries. Aston's principal executive offices are located at 177 Broad St., Stamford, CT 06901.

           Aston GP is a Delaware limited liability company which serves as the general partner of Aston. Aston GP has the power to vote, direct the voting of, dispose of and direct the disposition of shares beneficially owned by Aston. Aston GP's principal executive offices are located at 177 Broad St., Stamford, CT 06901.

           L-1 is a Delaware limited liability company which serves as the Investment Manager under the Aston limited partnership agreement. Aston GP is permitted to delegate to the Investment Manager its powers to vote, direct the voting of, dispose of and direct the disposition of shares beneficially owned by Aston. L-1's principal executive offices are located at 177 Broad St., Stamford, CT 06901.

           Mr. Robert V. LaPenta, Mr. James A. DePalma , Mr. Joseph S. Paresi and Ms. Doni L. Fordyce are the managing members of Aston GP and L-1. As managing members of Aston GP and L-1, each of the individuals named above may be deemed to have shared power to vote, direct the voting of, dispose of and direct the disposition of shares beneficially owned by Aston. The business address of each of the individuals named above is 177 Broad St., Stamford, CT 06901.

           Annex A attached to this Schedule 13D contains the following information concerning each managing member and general partner of Aston, Aston GP and L-1 (such entities not having directors or executive officers): (a) the name and residence or business address; (b) the principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Annex A (the "Annex A Persons") is a United States citizen. During the last five years, neither of the Reporting Persons nor any of the Annex A Persons (to the knowledge of the Reporting Persons) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

           Item 3.   Source and Amount of Funds or Other Consideration

           As more fully described in Item 6 below, on December 16, 2005, Aston purchased from Viisage 7,619,047 shares of Viisage Common Stock, a warrant to purchase 1,280,000 shares of Viisage Common Stock (the "A-Warrant") and a warrant to purchase 320,000 shares of Viisage Common Stock (the "B-Warrant"; the A-Warrant and B-Warrant collectively are referred to herein as the "Warrants").

           Aston obtained funds for the purchase of the shares of Viisage Common Stock and Warrants described above from capital contributions provided by its limited partners and Aston GP.

           As more fully described in Item 6 below, on December 16, 2005, L-1 was issued a warrant to purchase 440,000 shares of Viisage Common Stock (the "IBT Warrant") in consideration of its strategic advice, due diligence and other services relating to the acquisition of 100% of the outstanding shares of capital stock of Integrated Biometric Technology LLC by Viisage, which acquisition was conditioned on the completion of the Aston investment in Viisage described above.

           None of the Reporting Persons intends to borrow any funds in connection with the investment in Viisage Common Stock and Warrants described above.

           Item 4.   Purpose of the Transaction.

           Aston consummated the transactions contemplated by the Investment Agreement (as described in Item 6) in order to acquire an interest in Viisage for investment purposes with the objective of building Viisage into an industry leader through collaborative development and execution of growth strategies through acquisitions. Aston intends to review continuously its position in Viisage. Depending upon further evaluations of the business prospects of Viisage and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Aston may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on its ability to do so in privately negotiated transactions, open market purchases, exercise of warrants or otherwise. Aston also intends to have active participation in the management of Viisage through representation on the Board of Directors.

         Following the consummation of the transactions contemplated by the Investment Agreement, Mr. Robert LaPenta was appointed as Chairman of the Board of Directors of Viisage, and Mr. George Tenet was appointed as a director. Pursuant to the Investment Agreement, Aston has the right to appoint one additional member to the Board of Directors of Viisage. In addition the Board of Directors of Viisage established a strategic committee consisting of five members, including Mr. LaPenta, as chair, two other directors appointed by Mr. LaPenta (only one of whom may be a director designated by Aston), Mr. Dennis K. Berube and the CEO of Viisage. The strategic committee will evaluate and make recommendations to the Viisage Board of Directors regarding mergers and acquisitions and other strategic initiatives, as well as to recommend the allocation of 85% of the proceeds received by Viisage following the consummation of the transactions contemplated by the Investment Agreement. Without the consent of Mr. LaPenta, such allocation of proceeds may only be used by the Board of Directors of Viisage for the financing of mergers and acquisitions.

         Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), none of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

           Item 5.   Interest in Securities of the Issuer.

           The information contained in Item 3 and Item 4 and Rows (7) through
(13) of the cover pages of this Statement on Schedule 13D for each the Reporting Persons are incorporated herein by reference.(15)

           (a) Upon consummation of the transactions contemplated by the Investment Agreement described in Item 6, Aston became the record holder of 7,619,047 shares of Viisage Common Stock, the A-Warrant and the B-Warrant. Assuming exercise of the portion of the A-Warrant which is currently exercisable (the B-Warrant is not currently exercisable), Aston is the beneficial owner of 8,233,447 shares of Viisage Common Stock constituting approximately 27.60% of


-----------------------
(15) Any reference made in this Schedule 13D to the number and/or price of shares of Viisage Common Stock gives effect to the 1 for 2.5 reverse stock split of Viisage Common Stock effective as of December 16, 2005.

the total issued and outstanding shares of Viisage Common Stock based on 29,827,460 shares of Viisage Common Stock outstanding as of December 16, 2005 (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

           Assuming exercise of the currently exercisable portion of the A-Warrant owned of record by Aston, Aston GP, in its capacity as the general partner of Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,233,447 shares of Viisage Common Stock, constituting approximately 27.60% of the total issued and outstanding shares of Viisage Common Stock based on 29,827,460 shares of Viisage Common Stock outstanding as of December 16, 2005 (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

           Assuming exercise of the currently exercisable portion of the A-Warrant owned of record by Aston, L-1, in its capacity as Investment Manager under the Aston limited partnership agreement, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,513,447 shares of Viisage Common Stock, including the currently exercisable portion of the IBT Warrant beneficially owned by it on its own account, constituting approximately 28.54% of the total issued and outstanding shares of Viisage Common Stock based on 29,827,460 shares of Viisage Common Stock outstanding as of December 16, 2005 (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

           Assuming exercise of the currently exercisable portion of the A-Warrant owned of record by Aston and the currently exercisable portion of the IBT Warrant owned of record by L-1, Mr. LaPenta, in his capacity as a managing member of Aston GP and L-1, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,609,447 shares of Viisage Common Stock, including 96,000 shares of Viisage common Stock beneficially owned by him on his own account, constituting approximately 28.86% of the total issued and outstanding shares of Viisage Common Stock based on 29,827,460 shares of Viisage Common Stock outstanding as of December 16, 2005 (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

           Assuming exercise of the currently exercisable portion of the A-Warrant owned of record by Aston and the currently exercisable portion of the IBT Warrant owned of record by L-1, Mr. DePalma, in his capacity as a managing member of Aston GP and L-1, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,517,391 shares of Viisage Common Stock, including 3,944 shares of Viisage common Stock beneficially owned by him on his own account, constituting approximately 28.56% of the total issued and outstanding shares of Viisage Common Stock based on 29,827,460 shares of Viisage Common Stock outstanding as of December 16, 2005 (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

                  Assuming exercise of the currently exercisable portion of the A-Warrant owned of record by Aston and the currently exercisable portion of the IBT Warrant owned of record by L-1, Mr. Paresi, in his capacity as a managing member of Aston GP and L-1, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,517,447 shares of Viisage Common Stock, including 4000 shares of Viisage common Stock beneficially owned by him on his own account, constituting approximately 28.56% of the total issued and outstanding shares of Viisage Common Stock based on 29,827,460 shares of Viisage Common Stock outstanding as of December 16, 2005 (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

           Assuming exercise of the currently exercisable portion of the A-Warrant owned of record by Aston and the currently exercisable portion of the IBT Warrant owned of record by L-1, Ms. Fordyce, in her capacity as a managing member of Aston GP and L-1, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,513,447 shares of Viisage Common Stock, constituting approximately 28.54% of the total issued and outstanding shares of Viisage Common Stock based on 29,827,460 shares of Viisage Common Stock outstanding as of December 16, 2005 (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

           (b) Except as disclosed in this Item 5, none of the Reporting Persons and, to the best of their knowledge, none of the general partners or managing members of Aston, Aston GP and L-1 (with the exception of Mr. LaPenta and Mr. DePalma), beneficially owns any shares of Viisage Common Stock.

           (c) The information set forth in Item 6 below is incorporated herein by reference. Other than the transactions described in Item 6 below, none of the Reporting Persons has effected any transactions in respect of Viisage Common Stock within the past 60 days, with the exception of Mr. DePalma who, on December 15, 2005 sold 5,400 of shares Viisage Common Stock and on December 16, 2005 sold 20,600 shares of Viisage Common Stock at an average price per share of $16.475(16) in public market transactions. These shares of Viisage Common Stock sold by Mr. DePalma were acquired in early 2005 at various market prices in public market transactions.

           (d) The right to receive dividends on, and proceeds from the sale of the shares of Viisage Common Stock which may be beneficially owned by the persons described in (a) and (b) above, is governed by the limited liability company agreements and limited partnership agreement of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

           (e) Not applicable.



-----------------------
(16) Adjusted to reflect the 1 for 2.5 reverse stock split effectuated on December 16, 2005. The price per share on the date of the sale was $6.59 on a pre-reverse split basis.

           References to, and descriptions of, the Investment Agreement as set forth above are qualified in their entirety by reference to such agreement, which is filed as an exhibit hereto and is hereby incorporated herein in its entirety.

           Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

           On October 5, 2005, L-1 and Viisage entered into an Investment Agreement (the "Investment Agreement") providing for (i) the issuance and sale to L-1 of 7,619,047 shares of Viisage Common Stock (the "Shares") at $13.125 per share (ii) the issuance of the A-Warrant to purchase an aggregate of 1,280,000 shares of Viisage common stock at an exercise price of $13.75 per share, exercisable on a pro rata basis when and if acquisitions by Viisage involving the payment of aggregate consideration of $125 million are consummated and (iii) the issuance of the B-Warrant to purchase an aggregate of 320,000 shares of Viisage common stock at an exercise price of $13.75 per share, of which 213,333 shares are exercisable when and if Viisage's gross revenues for any four-quarter period are equal to or greater than $200 million; and 106,667 shares are exercisable when and if Viisage's gross revenues for any four-quarter period are equal to or greater than $300 million. All Warrants will be accelerated and become immediately exercisable in connection with a change of control of Viisage (as defined in the Warrants).

           On November 4, 2005, L-1 entered into a Membership Interest Purchase Agreement (the "Membership Purchase Agreement") with Integrated Biometric Technology, Inc. ("IBT Parent"), its wholly-owned subsidiary, Integrated Biometric Technology LLC ("IBT"), and the stockholders of IBT Parent to acquire 60% of the outstanding membership interests of IBT for $35 million in cash and to acquire the remaining 40% on or before January 30, 2006 for an additional $25 million. If IBT achieves revenues of $75 million for the year ended December 31, 2006, L-1 would be obligated to pay an additional $10 million in cash to IBT. L-1 assigned its rights under the Membership Purchase Agreement to Aston. On November 15, 2005, Viisage entered into an Assignment and Assumption Agreement (the "Assignment Agreement") with Aston under which Viisage agreed to pay $35 million to Aston for its previously purchased 60% interest in IBT, subject to the consummation of the L-1 investment in Viisage and customary closing conditions. Also on November 15, 2005, Viisage entered into an Agreement and Plan of Merger (the "Merger Agreement") with IBT Parent, IBT and the stockholders of IBT Parent under which Viisage agreed to acquire the 40% interest in IBT not previously purchased by L-1.

           Pursuant to an Assignment and Assumption Agreement dated December 16, 2005, between L-1 as Assignor and Aston as Assignee, L-1 assigned to Aston and Aston accepted and assumed all of L-1's rights and obligations under the Investment Agreement.

           The consummation of the transactions contemplated by the Investment Agreement was approved by Viisage's stockholders at a special meeting of stockholders held on December 16, 2005 and the closing was held shortly thereafter. The transactions contemplated by the Membership Purchase Agreement, the Assignment Agreement and the Merger Agreement were consummated on December 16, 2005 and are referred to herein as the "IBT Acquisition".

           Upon the consummation of the IBT Acquisition, Viisage issued to L-1 the IBT Warrant. The IBT Warrant is currently exercisable to purchase 280,000 shares of Viisage Common Stock at an exercise price of $13.75 per share for a term of three years. The remaining portion of the IBT Warrant will vest if during any of 2006, 2007 or 2008, the IBT business generates earnings before interest, taxes, depreciation and amortization (EBITDA) of $6 million or more. The IBT Warrant would become immediately exercisable in connection with a change of control transaction.

           Furthermore, upon consummation of the IBT Acquisition the A-Warrant held by Aston became exercisable to purchase 614,400 shares of Viisage Common Stock

           Pursuant to the Investment Agreement, Aston has agreed not to, without prior approval of Viisage, directly or indirectly, sell, offer or agree to sell, contract to sell, grant any option for the sale of, make any short sale, pledge, or enter into any hedging transaction that could result in a transfer of, or otherwise dispose of the shares of Viisage Common Stock acquired pursuant to the Investment Agreement, the Warrants or the shares of Viisage Common Stock issuable upon exercise of the Warrants, in each case for a period of one year following the consummation of the transactions contemplated by the Investment Agreement.

           In addition, pursuant to a Registration Rights Agreement dated December 16, 2005 between Viisage, Aston and L-1 (the" Registration Rights Agreement"), Viisage has granted registration rights to Aston and L-1 for the shares of Viisage Common Stock and the shares of Viisage Common Stock issuable upon the exercise of the Warrants. Under the terms of the Registration Rights Agreement, at any time after the first anniversary of the consummation of the transaction contemplated by the Investment Agreement, Viisage will, upon receipt of written requests from Aston and/or L-1 file up to two registration statements with the SEC covering the resale of the shares of Viisage Common Stock and the shares of Viisage Common Stock issuable upon exercise of the Warrants.

           The foregoing description of the Investment Agreement and/or the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms of the Investment Agreement, which is incorporated herein by reference.

           Item 7.   Material to be Filed as Exhibits.


EXHIBIT
NO.             DESCRIPTION

10.1 Investment Agreement, dated as of October 5, 2005 between L-1 Investment Partners LLC and Viisage Technology, Inc.

10.2            A-Warrant dated December 16, 2005

10.3            B- Warrant dated December 16, 2005

10.4            IBT Warrant dated December 16, 2005

10.5 Registration Rights Agreement dated December 16, 2005 between Viisage Technology, Inc., L-1 Investment Partners LLC and Aston Capital Partners L.P.

10.6 Joint Filing Agreement dated December 23, 2005 among the Reporting Persons regarding filing of this Schedule 13D.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 22, 2005

                                          ASTON CAPITAL PARTNERS L.P.

                                          By: Aston Capital Partners GP LLC,
                                              its general partner

                                              Name: /s/ James DePalma
                                              Title: Partner

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: December 22, 2005



                                          ASTON CAPITAL PARTNERS GP LLC

                                          By: /s/ James DePalma
                                              --------------------------------
                                              Name: James DePalma
                                              Title: Partner

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: December 22, 2005

                                        L-1 INVESTMENT PARTNERS LLC

                                        By: /s/ James DePalma
                                            ---------------------------------
                                            Name: James DePalma
                                            Title: Partner

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: December 22, 2005



                                           ROBERT V. LAPENTA

                                           /s/ Robert V. Lapenta
                                           --------------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  December 22, 2005



                                                JAMES A. DEPALMA

                                                /s/ James A. DePalma
                                                -----------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  December 22, 2005



                                                JOSEPH S. PARESI

                                                /s/ Joseph S. Paresi
                                                -----------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  December 22, 2005



                                                DONI L. FORDYCE

                                                /s/ Doni L. Fordyce
                                                -----------------------------

                             ANNEX A TO SCHEDULE 13D


           Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of Aston, Aston GP and L-1. The name of each person who is a director of Aston is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 177 Broad St., Stamford, CT 06901.




NAME AND BUSINESS ADDRESS               PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------               ----------------------------------

Mr. Robert V. LaPenta                   Chairman and CEO of L-1 Investment
                                        Partners LLC

Mr. James A. DePalma                    Partner, L-1 Investment Partners LLC

Mr. Joseph S. Paresi                    Partner, L-1 Investment Partners LLC

Ms. Doni L. Fordyce                     Partner, L-1 Investment Partners LLC





           Each person listed above is a citizen of the United States of America.